SO 10/5/04

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

AM 10-5-2004

SEC FILE NO.
8-51161

04013451

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

FACING PAGE

Information required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

SEC MAIL PROCESSING SECTION RECEIVED SEP 29 2004 WASH. D.C. 185

REPORT FOR THE PERIOD BEGINNING 07/01/03 (mm/dd/yy) AND ENDING 06/30/04 (mm/dd/yy)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

INVESTORS RESOURCES GROUP, INC.

OFFICIAL USE ONLY
FIRM ID. NO

ADDRESS OF PRINCIPAL PLACE OF BUSINESS (Do not use P.O. Box No)

PROCESSED OCT 06 2004 THOMSON FINANCIAL

600 EAST MAIN STREET, SUITE 100
(No and Street)

VACAVILLE	CALIFORNIA	95688
(city)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

JOHN OVERHOLTZER (707) 469-2147
(Area Code – Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose option is contained in this Report*

Ernst Wintter & Associates, Certified Public Accountants
(Name – if individual, state last, first, middle name)

675 Ygnacio Valley Road, Suite B-213,	Walnut Creek,	California	94596
(Address)	(City)	(Sate)	(Zip Code)

CHECK ONE:

(X) Certified Public Accountant
( ) Public Accountant
( ) Accountant nor resident in United State or any of its possession.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the option of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

OATH OR AFFIRMATION

I, **JOHN OVERHOLTZER**, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statements and supporting schedules pertaining to the firm of **INVESTORS RESOURCES GROUP, INC.**, as of **JUNE 30, 2004**, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

NONE

Signature

Chief Financial Officer
Title

Notary Public 9/28/04

LINDA STAPLES
Commission # 1396791
Notary Public - California
Solano County
My Comm. Expires Jan 28, 2007

This report** contains (check all applicable boxes):

(X)	(a)	Facing page.
(X)	(b)	Statement of Financial Conditions.
(X)	(c)	Statement of Income (Loss).
(X)	(d)	Statement of Cash Flows.
(X)	(e)	Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
(X)	(f)	Statement of Changes in Liabilities Subordinated to Claims of Creditors.
(X)	(g)	Computation of Net Capital.
(X)	(h)	Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
(X)	(i)	Information Relating to the Possession or control Requirements Under Rule 15c3-3.
(X)	(j)	A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirement Under Exhibit A of Rule 15c3-3.
( )	(k)	A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
(X)	(l)	An Oath or Affirmation.
( )	(m)	A copy of the SIPC Supplemental Report.
( )	(n)	A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
(X)	(o)	Independent Auditor's Report on Internal Accounting Control.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Investors Resources Group, Inc.

Annual Audit Report

June 30, 2004

ERNST WINTTER & ASSOCIATES
Certified Public Accountants

Investors Resources Group, Inc.

Table of Contents

ERNST WINTTER & ASSOCIATES ***Certified Public Accountants***

675 Ygnacio Valley Road, Suite B-213
Walnut Creek, California 94596

(925) 933-2626
Fax (925) 944-6333

Independent Auditor's Report

Board of Directors
Investors Resources Group, Inc.
Vacaville, California

We have audited the accompanying statement of financial condition of Investors Resources Group, Inc. as of June 30, 2004, and the related statements of income, changes in stockholder's equity, cash flows, and changes in liabilities subordinated to the claims of general creditors for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe our audit provides a reasonable basis in our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Investors Resources Group, Inc. at June 30, 2004, and the results of their operations and their cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules I & II is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

E Wintter + Associates

August 13, 2004

Investors Resources Group, Inc.

Statement of Financial Condition

June 30, 2004

Assets

Cash		$	123,939
Deposit at clearing organization			100,000
Commissions receivable			164,575
Other receivables			3,813
Due from officer			168,327
Due from affiliate			4,553
Prepaid expenses and other assets			55,800
Furniture and equipment, net of			
$121,018 accumulated depreciation			41,071
Total assets		$	662,078

Liabilities and Stockholder's Equity

Accounts payable and accrued expenses		$	31,884
Commissions payable			183,242
Accrued interest payable			2,500
Obligation under capital lease			743
Total liabilities			218,369
Subordinated note payable			100,000
Stockholder's equity			
Common stock (1,000,000 shares of no par value			
authorized; 805,000 shares issued and outstanding)	$ 334,577		
Retained earnings	9,132		
Total stockholder's equity			343,709
Total liabilities and stockholder's equity		$	662,078

See independent auditor's report and accompanying notes.

Investors Resources Group, Inc.

Statement of Income (Loss)

For the Year Ended June 30, 2004

Revenue:	
Commission revenue	$ 5,706,732
Interest, trading and investment income	220,651
Other income	1,119,638
Total revenue	7,047,021
Expenses:	
Commissions	4,866,364
Compensation	937,151
Clearing fees	850,450
Rent	64,488
Professional fees	63,126
Communications	51,938
Depreciation	21,733
Advertising	13,508
Interest	12,404
Regulatory fees	11,777
Other operating expenses	236,544
Total expenses	7,129,483
Income (loss) before income taxes	(82,462)
Income tax expense (benefit)	(2,500)
Net income (loss)	$ (79,962)

See independent auditor's report and accompanying notes.

Investors Resources Group, Inc.

Statement of Changes in Stockholder's Equity

For the Year Ended June 30, 2004

	Common Stock	Retained Earnings	Stockholder's Equity
June 30, 2003	$ 334,577	$ 89,094	$ 423,671
Issuance of stock			-
Net income		(79,962)	(79,962)
June 30, 2004	$ 334,577	$ 9,132	$ 343,709

See independent auditor's report and accompanying notes.

Investors Resources Group, Inc.

Statement of Cash Flows

June 30, 2004

CASH FLOWS FROM OPERATING ACTIVITIES		
Net income	$	(79,962)
Adjustments to reconcile net income to net cash provided (used) by operating activities:		
Depreciation		21,733
Deferred income taxes		(3,300)
(Increase) decrease in:		
Commissions receivable		(65,731)
Other receivables		40,770
Due from shareholder		71,405
Due from affiliate		40,777
Prepaid expenses and other assets		(40,321)
Increase (decrease) in:		
Accounts payable and accrued expenses		30,750
Commissions payable		51,195
Net cash provided (used) by operating activities		67,316
CASH FLOWS FROM INVESTING ACTIVITIES		
Purchase of equipment		(27,314)
Disposal of equipment		5,224
Net cash provided (used) by investing activities		(22,090)
CASH FLOWS FROM FINANCING ACTIVITIES		
Repayment of capital lease obligation		(10,853)
Net increase (decrease) in cash and cash equivalents	$	34,373
Cash and cash equivalents, beginning of year		89,566
Cash and cash equivalents, end of year	$	123,939
SUPPLEMENTAL DISCLOSURES		
Interest paid	$	12,404

See independent auditor's report and accompanying notes.

Investors Resources Group, Inc.

Statement of Changes in Liabilities Subordinated to Claims of General Creditors

For the Year Ended June 30, 2004

Subordinated liabilities at June 30, 2003	$ 100,000
Increases:	0
Decreases:	0
Subordinated liabilities at June 30, 2004	$ 100,000

See independent auditor's report and accompanying notes.

Investors Resources Group, Inc.

Notes to the Financial Statements

June 30, 2004

(1) Organization

Investors Resources Group, Inc. (the "Company") was incorporated in the State of California on June 11, 1997 and was approved for membership by the National Association of Securities Dealers, Inc. on January 15, 1999. The Company is a wholly owned subsidiary of Investors Resources Group Holdings, Inc. ("Holdings"). The purpose of the Company is to act as a broker dealer engaging in general securities activities primarily in Northern California. The Company's primary sources of revenues are commissions and fees generated by customer security transactions. Security transactions are cleared through Bear Stearns Securities Corp. on a fully disclosed basis.

(2) Summary of Significant Accounting Policies

Security Transactions
Customer securities transactions and related commission income and expenses are recorded on a trade date basis.

Commissions Receivable
Commissions receivable are primarily from the Company's clearing broker. The Company considers this receivable to be fully collectible at June 30, 2004.

Furniture & Equipment
Furniture and equipment are stated at cost. Depreciation is calculated using the accelerated and straight-line methods over the estimated useful lives of the assets ranging from three to seven years.

Cash and Cash Equivalents
The Company considers all demand deposits held in banks and certain highly liquid investments with maturities of 90 days or less, other than the deposit at clearing organization, to be cash equivalents.

Use of Estimates
The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

Income Taxes
The Company is included in a consolidated federal income tax return and combined state income tax return of Holdings. Pursuant to a tax sharing agreement with Holdings, the Company's share of combined federal and state income taxes is computed as if the Company filed separate returns.

(2) Summary of Significant Accounting Policies (continued)

Fair Value of Financial Instruments
Unless otherwise indicated, the fair values of all reported assets and liabilities which represent financial instruments (none of which are held for trading purposes) approximate the carrying values of such amounts.

(3) Related Party Transactions

At June 30, 2004, Timothy N. Taub, President of Investors Resources Group, Inc., had an outstanding debt of $168,327 due to the Company. Timothy and Martha Taub own 100% of the stock of Holdings.

The Company leases office space in Vacaville, California from IRG Plaza II, LLC, a wholly owned subsidiary of Holdings. The lease began January 1, 2004 and ends September 30, 2013 with monthly rent of $8,506.40. During the year ended June 30, 2004, the Company paid rent of $64,488 to IRG Plaza II, LLC.

The minimum future rental payments are as follows:

For year end	Rent
June 30, 2005	$102,077
June 30, 2006	$102,077
June 30, 2007	$102,077
June 30, 2008	$102,077
June 30, 2009	$102,007
Thereafter	$433,826
	$944,211

(4) Subordinated Note Payable

The subordinated note payable to Martha & Timothy Taub, the sole shareholders of Holdings, is covered under an agreement approved by the National Association of Securities Dealers, Inc. and available in computing net capital under the Securities and Exchange Commission's net capital rule. Simple interest of 10% is paid quarterly with the principal of $100,000 due at maturity on July 1, 2005. To the extent that such borrowing is required for the Company's continued compliance with minimum net capital requirements, it may not be repaid.

(5) Capital Leases

The Company's property under capital leases, which are included in furniture and equipment, is summarized as follows:

Equipment	$14,675
Less: Accumulated depreciation	(7,631)
Net	$ 7,044

(6) Risk Concentrations

The Company held deposits at a financial institution which were in excess of applicable federal insurance limits by $34,331 at June 30, 2004

(7) Deposit at Clearing Organization

Under the Company's clearing agreement, a deposit of $100,000 is required to be held at the Company's clearing organization.

(8) Income Taxes

The Company's total deferred tax assets and liabilities as of June 30, 2004 are as follows:

Deferred tax assets	$ 16,340	
Valuation allowance	(12,910)	
Net deferred tax assets		$ 3,430
Deferred tax liabilities		3,430
Net deferred tax		$ 0

Deferred tax liabilities are the result of different methods of depreciation for book and federal purposes. The deferred tax assets are primarily the result of net operating loss and charitable contribution carryforwards. As of June 30, 2004, the Company had federal and California net operating loss carryforwards of $77,976 and $47,080, respectively, that may be used to offset future taxable income. The federal loss carryforwards are due to expire in the year ended June 2024. The California net operating loss carryforwards are suspended until year ended 2005 and are due to expire in 2014. As of June 30, 2004, the Company had federal and California charitable contribution carryforwards of $1,909 and $2,211, respectively, that may be used to offset future taxable income.

(8) Income Taxes (continued)

The federal and state contribution carryforwards are due to expire in the years 2005 through 2008. A valuation allowance of $12,910 has been established because it is more likely than not that deferred tax assets will be unrealized. The valuation allowance increased $12,910 over the year ended June 30, 2003.

The income tax provision (benefit) for the year ended June 30, 2004 consists of the following:

Current:	
State	$ 800
Deferred:	
Federal benefit from net operating loss	$(3,300)
Income tax benefit	$(2,500)

(9) Net Capital Requirements

The Company is subject to the Securities and Exchange Commission's uniform net capital rule (Rule 15c3-1) which requires the Company to maintain a minimum net capital equal to or greater than $5,000 and a ratio of aggregate indebtedness to net capital not exceeding 15 to 1, both as defined. At June 30, 2004, the Company's net capital was $81,100, which exceeded the requirement by $66,542.

(10) Financial Instruments with Off-Balance-Sheet Credit Risk

As a securities broker, the Company executes transactions with and on behalf of its customers. The Company introduces these transactions for clearance to a clearing firm on a fully disclosed basis.

In the normal course of business, the Company's customer activities involve the execution of securities transactions and settlement by its clearing broker. The agreement between the Company and its clearing broker provides that the Company is obligated to assume any exposure related to nonperformance by its customers. These activities may expose the Company to off-balance-sheet risk in the event the customer is unable to fulfill its contracted obligations. In the event the customer fails to satisfy its obligations, the Company may be required to purchase or sell financial instruments at the prevailing market price in order to fulfill the customer's obligation.

The Company seeks to control off-balance-sheet credit risk by monitoring its customer transactions and reviewing information it receives from its clearing broker on a daily basis and reserving for doubtful accounts when necessary.

SUPPLEMENTAL INFORMATION

Investors Resources Group, Inc.
Schedule I
Computation of Net Capital Under Rule 15c3-1 of the Securities and Exchange Commission
As of June 30, 2004

Net Capital:		
Total stockholder's equity qualified for net capital		$ 343,708
Add: Allowable subordinated loan payable		100,000
Less: Non-allowable assets		
Commissions receivable	$ 89,044	
Due from shareholder	168,327	
Due from affiliate	4,553	
Other receivables	3,813	
Prepaid expenses and other assets	55,800	
Property and equipment	41,071	
Total non-allowable assets		362,608
Net capital		$ 81,100
Net minimum capital requirement of 6.67% of aggregate indebtedness of $218,369 or $5,000, whichever is greater		14,558
Excess Net Capital		$ 66,542

Reconciliation with Company's Net Capital Computation (included in Part II of Form X-17A-5 as of June 30, 2004):

Net capital, as reported in Company's Part II of Form X-17A-5 as of June 30, 2004	$ 123,833
Decrease in stockholder's equity	(10,435)
Increase in non-allowable assets	(32,297)
Net capital per above computation	$ 81,101

Investors Resources Group, Inc.

Schedule II

Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3 of the Securities and Exchange Commission

June 30, 2004

An exception from Rule 15c3-3 is claimed, based upon section (k)(2)(ii). All customer transactions are cleared through Bear Stearns Securities Corp. or otherwise processed in accordance with Rule 15c3-1(a)(2).

Information for Possession or Control Requirements Under Rule 15c3-3

For the Year Ended June 30, 2004

Not applicable

ERNST WINTTER & ASSOCIATES ***Certified Public Accountants***

675 Ygnacio Valley Road, Suite B-213
Walnut Creek, California 94596

(925) 933-2626
Fax (925) 944-6333

Independent Auditor's Report on Internal
Accounting Control Required by SEC Rule 17a-5

Board of Directors
Investors Resources Group, Inc.
Vacaville, California

In planning and performing our audit of the financial statements and supplemental schedules of Investors Resources Group, Inc. (the Company) for the period ended June 30, 2004, we considered its internal control including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objective stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons

2. Recordation of differences required by rule 17a-13

3. Complying with the requirements for prompt payments for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgements by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, errors or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in the internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the internal control, including control activities for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at June 30, 2004, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the Securities and Exchange Commission, the National Association of Securities Dealers and other regulatory agencies which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulations of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

[signature] + Associates

August 13, 2004